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VIA EDGAR

April 17, 2007

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE:      RiverSource Variable Life Separate Account ("Registrant")

         RiverSource(R) Variable Universal Life IV/ RiverSource(R) Variable Universal Life IV - Estate Series
         Post-Effective Amendment No. 29
         On Form N-6 333-69777
         Investment Company Act No. 811-4298

         (Collectively, "the Post-Effective Amendments")

Dear Mr. Cowan:

This letter is in response to Staff's oral comments sent via voicemail on or about April 12, 2007 for the above-referenced Post-Effective Amendment filed on or about February 28, 2007. Comments and responses for the Post-Effective Amendment are outlined below.

FUND FEE TABLE:
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COMMENT 1: If the "Policy Benefits and Risks" section is over five pages long, please move the "Fee Tables" section so that it precedes the "Policy Benefits and Risks" section as required under Form N-6.

RESPONSE: We will move the "Fee Tables" section to the front of the prospectus so that it falls within the first 5 pages of the prospectus.

PORTFOLIO NAVIGATOR ASSET ALLOCATION PROGRAM:
---------------------------------------------

COMMENT 2: On page 44, under the "Potential conflicts of interest" heading, please add disclosure that states the impact to performance for the inclusion of funds in the model portfolios that pay compensation to the life insurance company or investment adviser.

RESPONSE: We've added the following language to the end of the first paragraph under the "Potential conflicts of interest" heading:

The inclusion of funds that pay compensation to RiverSource Investments or an affiliate may have a positive or negative impact on performance.
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In addition to the comments listed above, Staff has requested that we make the following representations on behalf of the Registrants. In connection with the Post-Effective Amendments listed above, RiverSource Life Insurance Company, (the "Company") on behalf of the Registrant, hereby acknowledges the following:

         The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Please note that I will be making a separate 485(b)(1)(vii) request as discussed for the New York version of this product which is adding the same feature. If you have any questions concerning this filing, please contact Rodney J. Vessels at (612) 671-2237, or Simone Pepper at (612) 671-2847.

Sincerely,

/s/   Simone M. Pepper
----------------------
      Simone M. Pepper
      Senior Manager - Legal Affairs
      Ameriprise Financial, Inc.